Exhibit 8.01 (a)

VSB Bancorp, Inc.

VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:

Ralph M. Branca

President & CEO

(718) 979-1100

Staten Island, N. Y. — March 12, 2013. VSB Bancorp, Inc. (NASDAQ GM: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on April 1, 2013 to stockholders of record on March 22, 2013. Joseph J. LiBassi, Chairman of the Board of Directors, stated, “We are pleased to announce our twenty-second consecutive cash dividend. Our strong capital levels provide us with the flexibility to pay these cash dividends.”

Raffaele M. Branca, President and Chief Executive Officer, reported, “Our dividend payout ratio is 60.6% on fourth quarter 2012 earnings, a level higher than we typically had in the past. Our earnings have been constrained by the low interest rate environment and the weak demand for loans.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity increased to $27.8 million by December 31, 2012. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank. We announced our sixth branch location in Charleston/Tottenville section of Staten Island, subject to regulatory approval.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy, (ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.